Exhibit 13.2


                        Ball Corporation and Subsidiaries
           UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)
                 (Millions of dollars except per share amounts)

                                                          Three months ended                     Nine months ended
                                                  -----------------------------------    -----------------------------------
                                                   September 29,        October 1,        September 29,        October 1,
                                                        1996               1995                1996               1995
                                                  -----------------    --------------    -----------------    --------------

   Net sales                                           $ 622.2            $ 595.7            $1,684.3            $1,575.6
                                                  -----------------    --------------    -----------------    --------------

   Costs and expenses
     Cost of sales                                       566.7              540.4             1,539.1             1,408.4
     General and administrative expenses                  16.8               21.8                56.8                64.3
     Selling and product development expenses
                                                           5.1                3.4                12.7                11.8
     Net gain on dispositions of businesses               --                 --                  --                  (3.8)
     Interest expense                                      8.6                6.9                24.8                20.7
                                                  -----------------    --------------    -----------------    --------------
                                                         597.2              572.5             1,633.4             1,501.4
                                                  -----------------    --------------    -----------------    --------------

   Income from continuing operations
     before taxes on income                               25.0               23.2                50.9                74.2

   Provision for income tax expense                       (4.5)              (7.7)              (14.2)              (26.3)
   Minority interests                                     (0.3)              (0.5)               (0.1)               (1.2)
   Equity in (losses) earnings of affiliates              (0.8)               1.7                 1.7                 2.6
                                                  -----------------    --------------    -----------------    --------------

   Net income (loss) from:
     Continuing operations                                19.4               16.7                38.3                49.3
     Discontinued operations                               0.7              (74.0)               (0.9)              (68.4)
                                                  -----------------    --------------    -----------------    --------------

   Net income (loss)                                      20.1              (57.3)               37.4               (19.1)

   Preferred dividends, net of tax benefit                (0.7)              (0.7)               (2.2)               (2.3)
                                                  -----------------    --------------    -----------------    --------------
   Earnings (loss) attributable to common
     shareholders                                     $   19.4           $  (58.0)           $   35.2            $  (21.4)
                                                  =================    ==============    =================    ==============

   Earnings (loss) per share of common stock:
     Continuing operations                            $  0.62            $  0.53              $  1.19             $  1.57
     Discontinued operations                             0.02              (2.46)               (0.03)              (2.28)
                                                  -----------------    --------------    -----------------    --------------
                                                      $  0.64            $ (1.93)             $  1.16             $ (0.71)
                                                  =================    ==============    =================    ==============

   Fully diluted earnings (loss) per share:
     Continuing operations                            $  0.58            $  0.50              $  1.14             $  1.47
     Discontinued operations                             0.02              (2.28)               (0.03)              (2.11)
                                                  -----------------    --------------    -----------------    --------------
                                                      $  0.60            $ (1.78)             $  1.11             $ (0.64)
                                                  =================    ==============    =================    ==============

   Cash dividends declared per common share           $  0.15            $  0.15              $  0.45             $  0.45
                                                  =================    ==============    =================    ==============


See accompanying notes to unaudited condensed consolidated financial statements.

                        Ball Corporation and Subsidiaries
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                              (Millions of dollars)


                                                                               September 29,         December 31,
                                                                                   1996                  1995
                                                                             ------------------    ------------------

ASSETS
Current assets
   Cash and temporary investments                                             $        10.8          $        5.1
   Accounts receivable, net                                                           380.6                 190.2
   Inventories, net
     Raw materials and supplies                                                        91.2                  82.8
     Work in process and finished goods                                               196.7                 235.7
   Deferred income tax benefits and prepaid expenses                                   69.3                  60.5
                                                                             ------------------     ------------------
     Total current assets                                                             748.6                 574.3
                                                                             ------------------     ------------------

Discontinued operations                                                               188.7                 200.8
                                                                             ------------------     ------------------

Property, plant and equipment, at cost                                              1,267.5               1,133.4
Accumulated depreciation                                                             (551.7)               (505.3)
                                                                             ------------------     ------------------
                                                                                      715.8                 628.1
                                                                             ------------------     ------------------

Investment in affiliates                                                               98.3                  84.5
Goodwill and other assets                                                             151.5                 126.3
                                                                             ------------------     ------------------

                                                                              $     1,902.9          $    1,614.0
                                                                             ==================     ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Short-term debt and current portion of long-term debt                      $       292.8          $      155.0
   Accounts payable                                                                   250.9                 195.3
   Salaries, wages and other current liabilities                                      124.8                 146.7
                                                                             ------------------     ------------------
     Total current liabilities                                                        668.5                 497.0
                                                                             ------------------     ------------------

Noncurrent liabilities
   Long-term debt                                                                     427.8                 320.4
   Employee benefit obligations, deferred income taxes and other                      182.1                 207.9
                                                                             ------------------     ------------------
     Total noncurrent liabilities                                                     609.9                 528.3
                                                                             ------------------     ------------------

Contingencies
Minority interests                                                                      7.3                   6.0
                                                                             ------------------     ------------------

Shareholders' equity
   Series B ESOP Convertible Preferred Stock                                           62.4                  65.6
   Unearned compensation - ESOP                                                       (47.3)                (50.4)
                                                                             ------------------     ------------------
     Preferred shareholder's equity                                                    15.1                  15.2
                                                                             ------------------     ------------------

   Common stock (issued 32,807,794 shares - 1996;
     32,172,768 shares - 1995)                                                        313.9                 293.8
   Retained earnings                                                                  357.8                 336.4
   Treasury stock, at cost (2,197,145 shares - 1996;
     2,058,173 shares - 1995)                                                         (69.6)                (62.7)
                                                                             ------------------     ------------------
     Common shareholders' equity                                                      602.1                 567.5
                                                                             ------------------     ------------------

                                                                              $     1,902.9          $    1,614.0
                                                                             ==================     ==================

See accompanying notes to unaudited condensed consolidated financial statements.

                        Ball Corporation and Subsidiaries
                        UNAUDITED CONDENSED CONSOLIDATED
                             STATEMENT OF CASH FLOWS
                              (Millions of dollars)

                                                                                    Nine months ended
                                                                         -----------------------------------------
                                                                           September 29,           October 1,
                                                                               1996                   1995
                                                                         ------------------     ------------------

Cash flows from operating activities
   Net income from continuing operations                                     $   38.3               $   49.3
   Reconciliation of net income from continuing operations
     to net cash (used in) provided by operating activities:
     Net gain on dispositions, restructuring and other                           --                     (3.8)
     Depreciation and amortization                                               63.5                   57.6
     Deferred taxes on income                                                    11.4                    5.0
     Other, net                                                                 (26.8)                  (1.4)
     Changes in working capital components                                      (89.8)                 (84.2)
                                                                         ------------------     ------------------
       Net cash (used in) provided by operating activities                       (3.4)                  22.5
                                                                         ------------------     ------------------

Cash flows from financing activities
   Net change in long-term debt                                                 124.0                  (54.9)
   Net change in short-term debt                                                124.1                  (17.5)
   Common and preferred dividends                                               (16.1)                 (16.0)
   Net proceeds from issuance of common stock under various employee
     and shareholder plans                                                       20.0                   25.7
   Acquisitions of treasury stock                                                (6.8)                 (19.0)
   Other, net                                                                   (30.3)                  (1.2)
                                                                         ------------------     ------------------
       Net cash provided by (used in) financing activities                      214.9                  (82.9)
                                                                         ------------------     ------------------

Cash flows from investing activities
   Additions to property, plant and equipment                                  (144.5)                 (99.2)
   Investments in and advances to affiliates
     and foreign joint ventures                                                 (39.4)                 (37.5)
   Net cash related to the dispositions of businesses                            --                     14.5
   Cash flows attributable to discontinued operations:
     Net cash related to the sale of Ball Glass                                 (14.6)                 317.5
     Investment in Ball-Foster                                                   --                   (180.6)
     Net cash from (to) glass packaging business                                  7.1                  (18.1)
   Net cash flows from company owned life insurance                              (8.5)                  85.0
   Other, net                                                                    (5.9)                   9.9
                                                                         ------------------     ------------------
       Net cash (used in) provided by investing activities                     (205.8)                  91.5
                                                                         ------------------     ------------------

Net increase in cash                                                              5.7                   31.1
Cash and temporary investments:
   Beginning of period                                                            5.1                   10.4
                                                                         ------------------     ------------------
   End of period                                                             $   10.8               $   41.5
                                                                         ==================     ==================

See accompanying notes to unaudited condensed consolidated financial statements.

Ball Corporation and Subsidiaries
September 29, 1996

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.  General.

The accompanying condensed consolidated financial statements have been prepared by the company without audit. Certain information and footnote disclosures, including significant accounting policies, normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. However, the company believes that the financial statements reflect all adjustments which are necessary for a fair statement of the results for the interim period. Results of operations for the periods shown are not necessarily indicative of results for the year, particularly in view of some seasonality in packaging operations. It is suggested that these unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the consolidated financial statements and the notes thereto included in the company's latest annual report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

2.  Restatement.

With the sale of the company's investment in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster), the company no longer participates in the manufacture of glass packaging containers. Accordingly, the accompanying Unaudited Condensed Consolidated Financial Statements and notes have been restated from amounts previously reported to segregate the financial effects of the commercial glass packaging business as discontinued operations. See Note 3 - "Discontinued Operations", for more information.

3.  Discontinued Operations.

Effective October 1, 1996, the company sold its remaining 42-percent interest in Ball-Foster, a manufacturer of glass containers, to a wholly-owned subsidiary of Saint-Gobain Corporation for approximately $190 million in cash. The company expects to report a fourth quarter gain from the sale of this investment. The following table provides summary income statement data related to the discontinued glass business.

                                                         Three months ended                     Nine months ended
                                                 ------------------------------------  ------------------------------------
                                                   September 29,        October 1,       September 29,        October 1,
   (dollars in millions)                               1996               1995               1996                1995
                                                 ------------------   ---------------  ------------------   ---------------

   Net sales                                         $   --              $ 165.0           $   --               $ 545.9
                                                 ------------------   ---------------  ------------------   ---------------

   Loss attributable to previously
     consolidated Ball Glass operations
     before interest and taxes                           --               (102.1)              --                 (82.6)
   Allocated interest expense                            (1.9)              (3.3)              (5.5)               (9.8)
   Ball's share of the net earnings (loss)
     of Ball-Foster                                       3.3                1.0               (7.6)                1.0
   Impact of reserves released and other                 (0.3)              --                 11.0                --
   Provision for income tax (expense) benefit            (0.4)              31.5                1.2                26.0
   Minority interest                                     --                 (1.1)              --                  (3.0)
                                                 ------------------   ---------------  ------------------   ---------------
   Net income (loss) attributable
     to the glass business                            $   0.7            $ (74.0)           $  (0.9)            $ (68.4)
                                                 ------------------   ---------------  ------------------   ---------------

The year-to-date 1996 net loss attributable to the company's interest in Ball-Foster includes a provision for costs associated with the closure of two glass manufacturing facilities that were previously owned by Ball and amortization of moulds previously capitalized by the Foster-Forbes glass business. Ball's share of Ball-Foster's net loss was more than offset by the release of related reserves during the second quarter, which had been provided by Ball in connection with the sale of the glass business to Ball-Foster in 1995, and that Ball has since determined are no longer required. Included in the 1995 loss attributable to previously consolidated Ball Glass operations for the quarter and year-to-date periods is a charge of $113.3 million in connection with the sale of substantially all of the assets of Ball Glass Container Co. (Ball Glass), a wholly-owned subsidiary of Ball, to Ball-Foster.

4. Subsequent Event.

On November 8,1996, the company announced that it had signed an agreement with Lam Soon (Hong Kong) Limited to acquire Lam Soon's controlling interest in M.C. Packaging (Hong Kong) Limited for approximately $73 million. The acquisition, which will be made through the company's Hong Kong-based subsidiary, FTB Packaging Limited (FTB), is expected to close early in 1997, subject to having received certain approvals.

M.C. Packaging produces two-piece aluminum beverage cans as well as three-piece steel beverage and general purpose cans and plastic packaging products. M.C. Packaging has 14 manufacturing sites, one in Hong Kong and 13 through affiliates in the People's Republic of China (PRC), with an estimated 19 percent market share of beverage cans in the PRC and a 50 percent beverage can market share in Hong Kong. Sales in 1995 were $195 million. FTB currently operates seven plants in China, primarily producing beverage cans and ends, with an estimated 30 percent market share.

Subsequent to the acquisition of the controlling interest in M.C. Packaging, a general offer will be made to acquire outstanding public shares of M.C. Packaging. If all public shares are tendered, Ball would ultimately expect to own, directly and indirectly, approximately 74 percent of M.C. Packaging.

5.  Shareholders' Equity.

Issued and outstanding  shares of the Series B ESOP Convertible  Preferred Stock
were  1,699,900  shares  at   September 29,  1996,   and   1,786,852  shares  at
December 31, 1995.

6.  Contingencies.
In the ordinary course of business, the company is subject to various risks and uncertainties due, in part, to the highly competitive nature of the industries in which the company participates, its operations in developing markets outside the U.S., volatile costs of commodity materials used in the manufacture of its products, and changing capital markets. Where possible and practicable, the company attempts to minimize these risks and uncertainties.

From time to time, the company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.